SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                  FORM U-6B-2

                         CERTIFICATE OF NOTIFICATION


                  Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935


Certificate is filed by Kentucky Power Company, a subsidiary of American Electric Power Company, a registered public utility holding company.


                  This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.       Type of security or securities.

                  Promissory notes.

2.       Issue, renewal or guaranty.

                  Issuance

3.       Principal amount of each security.

        (a)      $60,000,000
        (b)      $15,000,000

4.       Rate of interest per annum of each security:

        (a)      6.501%
        (b)      4.336%

5.       Date of issue, renewal or guaranty of each security.

        (a)      May 10, 2001
        (b)      May 10, 2001

6.       If renewal of security, give date of original issue.

                 N/A

7.       Date of maturity of each security.

        (a)      May 15, 2006
        (b)      May 15, 2003

8.      Name of persons to whom each security was issued, renewed or guaranteed.

        (a)      American Electric Power Company, the parent of Kentucky Power
                 Company
        (b)      American Electric Power Company, the parent of Kentucky Power
                 Company

9.       Collateral given with each security.

                 None.

10.      Consideration received for each security.

        (a)      $60,000,000
        (b)      $15,000,000

11.      Application of proceeds of each security.

        (a) The proceeds from the note are to be used to pay existing obligations.
        (b) The proceeds from the note are to be used to pay existing obligations.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

        (a)   the provisions contained in the first sentence of Section 6(b).
        (b)   the provisions contained in the fourth sentence of Section 6(b).
        (c) the provisions contained in any rule of the Commission other than Rule U-48.

13.     If the security or securities were exempt from the provisions of
        Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

                Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

                Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                Rule 52(a)(2) relating to the issuance and sale of securities to an associate company by a subsidiary of a registered holding company which is a public utility company.

                                                   KENTUCKY POWER COMPANY


                                                    /s/ Geoffrey S. Chatas
                                                  ---------------------------
                                                        Geoffrey S. Chatas
                                                        Assistant Treasurer

Dated:  July 2, 2001